                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ______________________

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                               (Amendment No. 2)


                       BACHMAN Information Systems, Inc.
                    ---------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)


                                  056359 10 2
                            ----------------------
                                 (CUSIP Number)


                              Andrew S. Paul, Esq.
                        c/o Tudor Investment Corporation
                         One Liberty Plaza (51st Floor)
                           New York, New York  10006
                                 (212) 602-6700
                   ----------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 June 14, 1996
              ---------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].

- ---------------------
CUSIP NO. 056359 10 2
- ---------------------
- ------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Tudor Investment Corporation
     TIN: 22-2514825
- ------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                              (a)  [  ]
                                              (b)  [X ]
- ------------------------------------------------------------
3.   SEC USE ONLY

- ------------------------------------------------------------
4.   SOURCE OF FUNDS
     OO
- ------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                   [  ]
- ----------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
- ----------------------------------------------------------
                       7  SOLE VOTING POWER
 NUMBER OF                0
   SHARES              -----------------------------------
BENEFICIALLY           8  SHARED VOTING POWER
  OWNED BY                971,708
    EACH               -----------------------------------
 REPORTING             9  SOLE DISPOSITIVE POWER
   PERSON                 0
    WITH               -----------------------------------
                       10 SHARED DISPOSITIVE POWER
                          971,708
- ----------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                          971,708
- ------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                   [  ]
- ------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          7.6%
- ------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     CO
- ------------------------------------------------------------

- ---------------------
CUSIP NO. 056359 10 2
- ---------------------
- ------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Paul Tudor Jones, II
     TIN:
- ------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                              (a)  [  ]
                                              (b)  [X ]
- ------------------------------------------------------------
3.   SEC USE ONLY

- ------------------------------------------------------------
4.   SOURCE OF FUNDS
     OO
- ------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                   [  ]
- ------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America
- ------------------------------------------------------------
                         7  SOLE VOTING POWER
 NUMBER OF                  0
   SHARES                -----------------------------------
BENEFICIALLY             8  SHARED VOTING POWER
  OWNED BY                  1,018,400
    EACH                 -----------------------------------
 REPORTING               9  SOLE DISPOSITIVE POWER
   PERSON                   0
    WITH                 -----------------------------------
                         10 SHARED DISPOSITIVE POWER
                            1,018,400
- ------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                            1,018,400
- ------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                   [  ]
- ------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            8.0%
- ------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     IN
- ------------------------------------------------------------

- ---------------------
CUSIP NO. 056359 10 2
- ---------------------
- ------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     The Raptor Global Fund Ltd.
     TIN:  n/a
- ------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                              (a)  [  ]
                                              (b)  [X ]
- ------------------------------------------------------------
3.   SEC USE ONLY

- ------------------------------------------------------------
4.   SOURCE OF FUNDS
     OO
- ------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                   [  ]
- ------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Cayman Islands
- ------------------------------------------------------------
                         7  SOLE VOTING POWER
 NUMBER OF                  0
   SHARES                -----------------------------------
BENEFICIALLY             8  SHARED VOTING POWER
  OWNED BY                  336,764
    EACH                 -----------------------------------
 REPORTING               9  SOLE DISPOSITIVE POWER
   PERSON                   0
    WITH                 -----------------------------------
                         10 SHARED DISPOSITIVE POWER
                            336,764
- ------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                            336,764
- ------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                   [  ]
- ------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            2.6%
- ------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     CO
- ------------------------------------------------------------

- ---------------------
CUSIP NO. 056359 10 2
- ---------------------
- ------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     The Raptor Global Fund L.P.
     TIN: 13-3735415
- ------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                              (a)  [  ]
                                              (b)  [X ]
- ------------------------------------------------------------
3.   SEC USE ONLY

- ------------------------------------------------------------
4.   SOURCE OF FUNDS
     OO
- ------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                   [  ]
- ------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
- ------------------------------------------------------------
                         7. SOLE VOTING POWER
 NUMBER OF                  0
   SHARES                -----------------------------------
BENEFICIALLY             8  SHARED VOTING POWER
  OWNED BY                  176,544
    EACH                 -----------------------------------
 REPORTING               9  SOLE DISPOSITIVE POWER
   PERSON                   0
    WITH                 -----------------------------------
                         10 SHARED DISPOSITIVE POWER
                            176,544
- ------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                            176,544
- ------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                   [  ]
- ------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            1.4%
- ------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     PN
- ------------------------------------------------------------

- ---------------------
CUSIP NO. 056359 10 2
- ---------------------
- ------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Tudor Arbitrage Partners L.P.
     TIN:  13-3496979
- ------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                              (a)  [  ]
                                              (b)  [X ]
- ------------------------------------------------------------
3.   SEC USE ONLY

- ------------------------------------------------------------
4.   SOURCE OF FUNDS
     OO
- ------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                   [  ]
- ------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
- ------------------------------------------------------------
                         7  SOLE VOTING POWER
 NUMBER OF                  0
   SHARES                -----------------------------------
BENEFICIALLY             8  SHARED VOTING POWER
  OWNED BY                  46,692
    EACH                 -----------------------------------
 REPORTING               9  SOLE DISPOSITIVE POWER
   PERSON                   0
    WITH                 -----------------------------------
                         10 SHARED DISPOSITIVE POWER
                            46,692
- ------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                            46,692
- ------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                   [  ]
- ------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            0.4%
- ------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     PN
- ------------------------------------------------------------

- ---------------------
CUSIP NO. 056359 10 2
- ---------------------
- ------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Tudor Global Trading LLC
     TIN:  13-3862744
- ------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                              (a)  [  ]
                                              (b)  [X ]
- ------------------------------------------------------------
3.   SEC USE ONLY

- ------------------------------------------------------------
4.   SOURCE OF FUNDS
     OO
- ------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                   [  ]
- ------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
- ------------------------------------------------------------
                         7  SOLE VOTING POWER
 NUMBER OF                  0
   SHARES                -----------------------------------
BENEFICIALLY             8  SHARED VOTING POWER
  OWNED BY                  46,692
    EACH                 -----------------------------------
 REPORTING               9  SOLE DISPOSITIVE POWER
   PERSON                   0
    WITH                 -----------------------------------
                         10 SHARED DISPOSITIVE POWER
                            46,692
- ------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                            46,692
- ------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                   [  ]
- ------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            0.4%
- ------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     OO
- ------------------------------------------------------------

- ---------------------
CUSIP NO. 056359 10 2
- ---------------------
- ------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Tudor BVI Futures, Ltd.
     TIN: n/a
- ------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                              (a)  [  ]
                                              (b)  [X ]
- ------------------------------------------------------------
3.   SEC USE ONLY

- ------------------------------------------------------------
4.   SOURCE OF FUNDS
     OO
- ------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                   [  ]
- ------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     British Virgin Islands
- ------------------------------------------------------------
                         7  SOLE VOTING POWER
 NUMBER OF                  0
   SHARES                -----------------------------------
BENEFICIALLY             8  SHARED VOTING POWER
  OWNED BY                  458,400
    EACH                 -----------------------------------
 REPORTING               9  SOLE DISPOSITIVE POWER
   PERSON                   0
    WITH                 -----------------------------------
                         10 SHARED DISPOSITIVE POWER
                            458,400
- ------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                            458,400
- ------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                   [  ]
- ------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            3.6%
- ------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     CO
- ------------------------------------------------------------

Item 1.   Security and Issuer
          -------------------

          This Amendment No. 2, dated June 26, 1996 to Statement on Schedule 13D relates to the common stock, par value $.01 per share ("Common Stock"), of BACHMAN Information Systems, Inc., a Massachusetts corporation (the "Company"), and amends the Schedule 13D previously filed and amended by Tudor Investment Corporation, a Delaware corporation ("TIC"), Paul Tudor Jones, II, a natural person and a citizen of the United States ("Mr. Jones"), The Raptor Global Fund Ltd., a company organized under the laws of the Cayman Islands ("Raptor Ltd."), The Raptor Global Fund L.P., a Delaware limited partnership ("Raptor L.P."), Tudor Arbitrage Partners L.P., a Delaware limited partnership ("TAP) and Tudor BVI Futures, Ltd., a corporation organized under the laws of the British Virgin Islands ("Tudor BVI", and collectively with TIC, Mr. Jones, Raptor Ltd., Raptor L.P., TAP, and Tudor Global Trading LLC, a Delaware limited liability company ("TGT"), the "Reporting Persons")./*/ The summaries of information on schedules attached hereto are qualified in their entirety by reference to such schedules, which are incorporated by reference herein.

          The Company's principal executive offices are located at 8 New England Executive Park, Burlington, Massachusetts 01803.


Item 2.   Identity and Background.
          -----------------------

          The Reporting Persons are TIC, Mr. Jones, Raptor Ltd., Raptor L.P., TAP, TGT and Tudor BVI. The business address of each of TIC, Mr. Jones, Raptor L.P., TAP and TGT is c/o Tudor Investment Corporation, 600 Steamboat Road, Greenwich, Connecticut 06830. The business address of each of Raptor Ltd. and Tudor BVI is c/o Curacao International Trust Company N.V., Kaya Flamboyan 9, Curacao, Netherlands Antilles.

          TIC is an international money management firm that provides investment advice to Raptor Ltd., Raptor L.P. and Tudor BVI, among others.

          Mr. Jones' principal employment is as Chairman and Chief Executive Officer of TIC of which he owns a majority of the capital stock and voting securities.

- ---------------
/*/ For purposes of this Statement on Schedule 13D the Reporting Persons have filed as a "group". Nevertheless, the Reporting Persons hereby disclaim that they are members of a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose.

          Each of Raptor Ltd., Raptor L.P., TAP and Tudor BVI is an investment fund which principally invests in debt, equity, derivative securities and other financial instruments for the benefit of the holders of its partnership, stock and other capital securities.

          TGT is the sole general partner of TAP.

          The name, residence or business address, present principal occupation or employment, the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each natural person that is a director or executive officer of TIC, TGT, Raptor Ltd. or Tudor BVI is set forth on Schedule I hereto and is incorporated by reference herein. TIC is the sole general partner of Raptor L.P.

          During the last five years, none of the Reporting Persons, or to the best knowledge and belief of the Reporting Persons, any of the individuals listed on Schedule I hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any Reporting Person or any person listed on Schedule I was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such law.


Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

          On November 21, 1994, Raptor Ltd., Raptor L.P. and TAP purchased an aggregate of 762.195 shares of Series A Convertible Preferred Stock, par value $1.00 per share ("Preferred Stock"), and 762.195 Common Stock Purchase Warrants ("Warrants") to purchase Common Stock for an aggregate purchase price of $2,500,000. The shares of Preferred Stock and the Warrants beneficially owned by each such Reporting Person were acquired in a private transaction with the Company for cash funded by (i) capital contributions to such Reporting Person and (ii) the proceeds of transactions with respect to prior investments held by such Reporting Persons. The Shares of Preferred Stock were subsequently converted into Common Stock and the Warrants to purchase shares of Common Stock were subsequently exercised for cash funded by (i) capital contributions to such Reporting Person and (ii) the proceeds of transactions with respect to prior investments held by such Reporting Persons.

          The remaining shares of Common Stock beneficially owned by each of Raptor Ltd., Raptor L.P., TAP and Tudor BVI were acquired in open market purchases for cash. The sources of the funds used to purchase the shares of Common Stock by each of the Reporting Persons were (i) capital contributions to such Reporting Person and (ii) the proceeds of transactions with respect to prior investments held by such Reporting Persons.


Item 4.   Purpose of Transaction.
          ----------------------

          Each of Raptor Ltd., Raptor L.P., TAP and Tudor BVI initially acquired the Common Stock beneficially owned by such Reporting Person for investment purposes. Each of such Reporting Persons intends to continue to evaluate their respective investments in Common Stock based on the Company's financial condition, results of operations and prospects as well as other then existing or anticipated facts and circumstances including general economic, market and other financial conditions. Accordingly, each of the Reporting Persons reserves the right to change its plans and intentions with respect to its investment in securities of the Company at any time, as it deems appropriate. In particular, each of the Reporting Persons may at any time and from time to time (i) acquire additional shares of Common Stock, (ii) dispose of Common Stock, or (iii) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in the Common Stock. There can be no assurance that any Reporting Person will increase or decrease his investment in the Company or as to the number of shares of Common Stock or derivative securities that may be bought or sold in any such transactions.

          Except as set forth in this Schedule 13D, none of the Reporting Persons currently has any plans or proposals which relate to or would result in any of the transactions, actions or events enumerated in paragraphs (a) through
(j) of the instructions to Item 4 of Schedule 13D.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Attached hereto as Schedule II is a list of the transactions by each of the Reporting Persons in Common Stock since December 9, 1995.

          Because TIC is the sole general partner of Raptor L.P. and provides investment advisory services to Raptor Ltd., Raptor L.P. and Tudor BVI, TIC may be deemed to beneficially own the shares of Common Stock owned by each of such Reporting Persons.

          TGT, as the sole general partner of TAP, may be deemed to beneficially own the shares of Common Stock owned by TAP. In addition, because Mr. Jones owns a majority of the capital stock and voting securities of TIC and indirectly owns a majority of the equity interests in TGT, Mr. Jones may be deemed to beneficially own the shares of Common Stock deemed beneficially owned by TIC and TGT.

          Based on the information provided by the Company that there are approximately 12,737,872 shares of Common Stock issued and outstanding as of May 9, 1996, each Reporting Person beneficially owns (or, with respect to TIC, Mr. Jones and TGT, may be deemed to beneficially own) the number and percentage of outstanding shares of Common Stock listed in the responses to Items 11 and 13, respectively, of the cover page filed herewith for such Reporting Person. In addition, the number of shares of Common Stock beneficially owned (or, with respect to TIC, Mr. Jones and TGT, which may be deemed beneficially owned) by each Reporting Person with respect to which such Reporting Person (i) has sole voting power, (ii) shares voting power, (iii) has sole dispositive power and
(iv) shares dispositive power are listed in the responses to Items 7, 8, 9 and 10, respectively, of the cover page filed herewith for such Reporting Person. The voting and dispositive power is reported as shared because each of the Reporting Persons (other than TIC and Mr. Jones) has the power to remove TIC as its investment advisor or general partner. Each of the Reporting Persons (other than TIC and Mr. Jones) expressly disclaim beneficial ownership of the shares of Common Stock beneficially owned by any other Reporting Person and each of TIC, Mr. Jones and TGT disclaim beneficial ownership of the Common Stock beneficially owned by Raptor Ltd., Raptor L.P., TAP, Tudor BVI and, in the case of TIC and Mr. Jones, TGT.


Item 6.  Contracts, Arrangements, Understandings
         or Relationships with Respect to Securities
         of the Issuer
         -------------------------------------------

          Pursuant to the Preferred Stock Purchase Agreement, dated as of November 21, 1994 (the "Purchase Agreement"), among the Company and the purchasers listed on Schedule A thereto (the "Purchasers"), Raptor Ltd., Raptor L.P. and TAP purchased an aggregate of 762.195 shares of Preferred Stock and
762.195 Warrants.  The Purchase Agreement, including all exhibits, was filed as
Exhibit 1 to the original Schedule 13D of the Reporting Persons. A copy of each of the (i) Statement of Rights and Preferences of Series A Convertible Preferred Stock of the Company and (ii) the form of Warrant are attached as Exhibits B and C, respectively, to the Purchase Agreement. The shares of Preferred Stock were subsequently converted into shares of Common Stock and the Warrants were subsequently exercised for shares of Common Stock.

          In connection with the consummation of the transactions contemplated by the Purchase Agreement, the Company entered into a Registration Rights Agreement, dated November 21, 1994 (the "Registration Rights Agreement"), with the Purchasers. The Registration Rights Agreement expires on November 21, 1997. Pursuant to the Registration Rights Agreement, the Purchasers were granted certain piggy-back and demand registration rights with respect to the shares of Common Stock issuable upon the conversion of the Preferred Stock and exercise of the Warrants ("Registrable Securities"). Subject to the terms and conditions of the Registration Rights Agreement, upon the written request of holders of more than 10% of the then outstanding Registrable Securities, the Company shall use its best efforts to cause such shares to be registered on Form S-2 or S-3 under the Securities Act of 1933, as amended (the "Securities Act"). The Company has agreed to pay certain fees and expenses incurred in connection with the exercise of such registration rights and has agreed to indemnify the holders of Registrable Securities against certain liabilities, including those arising under the Securities Act. Certain of the Purchasers, including Raptor Ltd., Raptor L.P. and TAP, subsequently requested that the Company file and keep effective a registration statement on Form S-3 for a public offering of the Registrable Securities from time to time on a continuous basis pursuant to Rule 415 under the Securities Act. Such registration statement remains effective. A copy of the Registration Rights Agreement is attached as Exhibit D to the Purchase Agreement which was filed as Exhibit 1 to the original Schedule 13D of the Reporting Persons.


Item 7.   Material to Be Filed as Exhibits
          --------------------------------

          (1) Purchase Agreement (previously filed)

          (2) Joint Filing Agreement (previously filed)

                              SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:  June 26, 1996


                            TUDOR INVESTMENT CORPORATION



                            By:  /s/ Andrew S. Paul
                                 ------------------
                            Name:  Andrew S. Paul
                            Title: Vice President &
                                   General Counsel



                             /s/ Paul Tudor Jones, II
                             ------------------------
                             Paul Tudor Jones, II



                             THE RAPTOR GLOBAL FUND LTD.

                             By: TUDOR INVESTMENT CORPORATION,
                                    Trading Advisor


                                By: /s/ Andrew S. Paul
                                ------------------------
                                Name:  Andrew S. Paul
                                Title: Vice President &
                                       General Counsel



                             THE RAPTOR GLOBAL FUND L.P.

                             By: TUDOR INVESTMENT CORPORATION,
                                    General Partner



                                By:  /s/ Andrew S. Paul
                                ------------------------
                                Name:  Andrew S. Paul
                                Title: Vice President &
                                       General Counsel

                             TUDOR ARBITRAGE PARTNERS L.P.

                             By: TUDOR GLOBAL TRADING LLC,
                                    General Partner



                                By:  /s/ Andrew S. Paul
                                ------------------------
                                Name:  Andrew S. Paul
                                Title: Vice President &
                                       General Counsel



                             TUDOR GLOBAL TRADING LLC



                             By: /s/ Andrew S. Paul
                             ------------------------
                             Name:  Andrew S. Paul
                             Title: Vice President &
                                    General Counsel



                             TUDOR BVI FUTURES, LTD.

                             By: TUDOR INVESTMENT CORPORATION,
                                    Trading Advisor



                                By: /s/ Andrew S. Paul
                                ------------------------
                                Name:  Andrew S. Paul
                                Title: Vice President &
                                       General Counsel

                                                            Schedule I

                       EXECUTIVE OFFICERS AND DIRECTORS
                           OF THE REPORTING PERSONS

I.  TIC

          The name, residence or business address, present principal occupation or employment, the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each executive officer or director of TIC is set forth below. Unless otherwise indicated (i) the principal occupation or employment of such person is as an executive officer or director of TIC, (ii) the business address of such person is c/o TIC at the address of TIC set forth under Item 2 of this Schedule 13D,
(iii) such person is a citizen of the United States and (iv) to the knowledge of the Reporting Persons, such person does not beneficially own and has not had any transactions in the Common Stock.

                                Principal Occupation/
Name                            Business Address
- ----                            -----------------------------

Paul Tudor Jones, II/*/  Chairman of the Board of Directors, Chief
                         Executive Officer of TIC.

Mark F. Dalton           Director, President and Chief Operating
                         Officer of TIC.

Patrick A. Keenan        Director, Vice President and Chief
                         Financial Officer of TIC.

Mark A. Heffernan        Director of TIC.  Mr. Heffernan trades in
Citizen of United        securities and other financial instruments
Kingdom                  for Tudor Proprietary Trading L.L.C. and certain
                         investment funds advised by Tudor Capital (U.K.), L.P., both of which are located at The Upper Mill, Kingston Road, Ewell, Surrey KT17 2AF, England.

Andrew S. Paul           Director, Vice President, General
                         Counsel and Corporate Secretary of TIC.

Richard L. Fisher        Director of TIC.  Mr. Fisher is Vice President of
                         Investments and Acquisitions and a Managing Director of Dunavant Enterprises, Inc., 3797 Getwell Road, Memphis,
                         TN  38118.

- ---------------
/*/ See Item 5 of this Schedule 13D for a discussion of Mr. Jones' potential beneficial ownership of Common Stock.

II.  RAPTOR LTD.

          The name, residence or business address, present principal occupation or employment, the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each executive officer or director of Raptor Ltd. is set forth below. Unless otherwise indicated (i) the principal occupation or employment of such person is as set forth below, (ii) the business address of such person is c/o Inter Caribbean Services Ltd., (iii) such person is a citizen of the country set forth below and (iv) to the knowledge of the Reporting Persons, such person does not beneficially own and has not had any transactions in the Common Stock.

                                        Principal Occupation/
Name                                    Business Address
- ----                                    ---------------------------

Inter Caribbean Services Ltd. Director of Raptor Ltd. The principal
Incorporated in British       place of business of Inter Caribbean
Virgin Islands                Services Ltd. is c/o Curacao
                              International Trust Company N.V. ("CITCO"), Kaya
                              Flamboyan 9, Netherlands Antilles.

Bernard A. Loze               Director of Raptor Ltd. Chairman and Chief
Citizen of France             Executive Officer of Loze et Associe, 43, Avenue
                              Marceau, Paris 75116, France, which is a consulting firm that provides financial and investment advice to international clients.

Arpad A. Busson               Director of Raptor Ltd. Chairman of European
Citizen of France             Investment Managers, c/o Harney, Westwood &
                              Riegels, P.O. Box 71, Road Town, Tortola, British
                              Virgin Islands, which is a consulting and money management firm.

III.  TUDOR GLOBAL TRADING LLC

          The name and present principal occupation or employment of each executive officer of TGT is set forth below. Each of such persons holds identical titles for TIC and TGT. The business address of such person is c/o TIC at the address of TIC set forth under Item 2 of this Schedule 13D, each such person is a citizen of the United States and to the knowledge of the Reporting Persons, such person does not beneficially own and has not had any transactions in the Common Stock.


Name                          Principal Occupation
- ----                          ---------------------------------

Paul Tudor Jones, II/*/  Chairman of the Board of Directors, Chief
                         Executive Officer of TIC.

Mark F. Dalton           Director, President and Chief Operating
                         Officer of TIC.

Patrick A. Keenan        Director, Vice President and Chief
                         Financial Officer of TIC.

Andrew S. Paul           Director, Vice President, General
                         Counsel and Corporate Secretary of TIC.

- ---------------
/*/ See Item 5 of this Schedule 13D for a discussion of Mr. Jones' potential beneficial ownership of Common Stock.

IV.  TUDOR BVI

          The name, residence or business address, present principal occupation or employment, the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each executive officer or director of Tudor BVI is set forth below. To the knowledge of the Reporting Persons, the below listed persons neither currently beneficially own nor have had any transactions in the Common Stock.


                                    Principal Occupation/
Name                                Business Address
- ----                                -------------------------------

Inter Caribbean Services Ltd. Director of Tudor BVI.  See information under
                              Raptor Ltd.

David P. d'Abrumenil          Director of Tudor BVI.
Citizen of United Kingdom     Chairman, Lionspring Enterprises Limited, 36 John
                              Street, London WC1N 2AT, England, which is a financial consulting firm.

Jean-Pierre Jacquemoud        Director of Tudor BVI. Attorney,
Citizen of Switzerland        Jacquemoud & Stanislas, 2, rue Bellow,
                              Geneva 1206, Switzerland.

Bernard A. Loze               Director of Tudor BVI.  See information
                              under Raptor Ltd.

Arpad A. Busson               Director of Tudor BVI.  See information
                              under Raptor Ltd.

                                                            Schedule II


                                TRANSACTIONS

          All shares of Common Stock were purchased or sold in open market transactions for cash.

  Tudor BVI
- -------------

    Date       Transaction                 # Shares  $/Share
- -------------  --------------------------  --------  -------

   4/11/96     Purchase                     115,500  $9.2500
   4/22/96     Sale                          35,000  $9.6250
   4/22/96     Sale                           1,000  $9.6250
   6/4/96      Purchase                      14,400  $8.2500
   6/14/96     Sale                          25,500  $8.9199
   6/17/96     Sale                           4,500  $9.0000
   6/17/96     Sale                           6,700  $9.1250
   6/20/96     Sale                           9,000  $8.0000

Total Common Stock beneficially owned as of
the date this Schedule 13D:  458,400


 Raptor L.P.
- -------------

    Date       Transaction                  # Shares  $/Share
- -------------  ---------------------------  --------  -------

   4/11/96     Sale                          73,600  $9.2500
   4/22/96     Sale                          13,800  $9.6250
   4/22/96     Sale                             400  $9.6250
   6/4/96      Purchase                       2,300  $8.2500
   6/14/96     Sale                           9,800  $8.9199
   6/17/96     Sale                           1,700  $9.0000
   6/17/96     Sale                           2,600  $9.1250
   6/20/96     Sale                           3,500  $8.0000

Total Common Stock beneficially owned as of
the date of this Schedule 13D:  176,544

     TAP
- -------------

    Date       Transaction               # Shares  $/Share
- -------------  ------------------------  --------  -------

   4/11/96     Sale                        46,500  $9.2500
   4/22/96     Sale                         5,334  $9.6250
   4/22/96     Sale                           100  $9.6250
   6/4/96      Sale                        23,200  $8.2500
   6/14/96     Sale                         2,600  $8.9199
   6/17/96     Sale                           500  $9.0000
   6/17/96     Sale                           700  $9.1250
   6/20/96     Sale                           900  $8.0000

Total Common Stock beneficially owned as of
the date of this Schedule 13D:  46,692


 Raptor Ltd.
- -------------

    Date       Transaction                # Shares  $/Share
- -------------   ------------------------  --------  -------

   4/11/96     Purchase                     4,600  $9.2500
   4/22/96     Sale                        25,900  $9.6250
   4/22/96     Sale                           700  $9.6250
   6/4/96      Purchase                     6,500  $8.2500
   6/14/96     Sale                        18,700  $8.9199
   6/17/96     Sale                         3,300  $9.0000
   6/17/96     Sale                         5,000  $9.1250
   6/20/96     Sale                         6,600  $8.0000

Total Common Stock beneficially owned as of
the date of this Schedule 13D:  336,764